Exhibit 99.1

Valens Semiconductor Reports Third Quarter 2021 Results

HOD HASHARON, ISRAEL, November 11, 2021 – Valens Semiconductor Ltd. (NYSE: VLN), a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today reported financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights:

•	Record revenue of $19.1 million in the third quarter of 2021, an increase of 48.8% from the third quarter of 2020

o	Audio-video revenues reached $17.1 million, up 38.5% from the third quarter of 2020

o	Automotive revenues reached $2.0 million, an increase of more than 300% from the year-ago quarter, and representing 10.4% of third quarter revenue

•	Gross profit increased from $9.5 million from third quarter 2020 to $13.8 million

o	Gross margin was 72.4% compared to 74.4% last year, primarily driven by an increase in automotive revenues that incur lower gross margin than audio-video products

•	Record quarterly bookings of $36.0 million, up more than 200% year-over-year

•	Record backlog of $73.4 million as of September 30, 2021

•	Closed Business Combination with PTK Acquisition Corp. (the “Merger”), raising $155 million in gross proceeds (before deal-related expenses) and listed on the NYSE on September 30, 2021

o	Substantially strengthened the balance sheet with $205.6 million of cash, cash equivalents and short-term deposits with zero debt

•	Introduced fourth quarter guidance and increased guidance for the full year 2021

“Valens Semiconductor delivered strong quarterly results, demonstrating solid business execution and reflecting our continued momentum,” said Gideon Ben-Zvi, CEO of Valens.

“We reported record quarterly revenue exceeding $19 million, and a robust backlog that will support Valens’ continued growth. We ended the quarter with a fortress balance sheet following the closing of our business combination with PTK and the PIPE investment,” continued Mr. Ben-Zvi.

“Valens is well-positioned in our industry with our unique standard-setting technology and our leadership position in the large and growing automotive and audio-video markets we operate in, powered by our high-speed digital connectivity solutions. We are excited by the opportunities we have as a newly public company, and we are focused on creating value for our shareholders,” concluded Mr. Ben-Zvi.

Fourth Quarter 2021 Outlook

Valens is introducing fourth quarter 2021 revenue guidance of an expected $19.4 million to $20.6 million with expected gross margins of approximately 70%-72%. This guidance reflects an increase of previous full year 2021 revenue guidance from $69 million to an expected range of $69.4 million to $70.6 million.

Conference Call Information

Valens will host a conference call today, Thursday, November 11, 2021, at 8:30 a.m. Eastern Time (ET) to discuss its third quarter 2021 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (855) 979-6654 (U.S.), 072 258 7959 (Israel) or +44 20 3936 2999 (all other locations). The conference call access code is 365140.

A live webcast of the conference call will be available via the investor relations section of Valens’ website at https://investors.valens.com/. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens’ website shortly after the call concludes.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; failure to realize the anticipated benefits of the proposed business combination; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in Valens’ Form F-1 filed with the SEC on October 20, 2021 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens
Valens (NYSE:VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the audio-video and automotive industries. Valens' Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens' chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity. Founded in 2006, Valens is based in Israel, with offices in the US, Europe and Asia. For more information: www.valens.com.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

Revenues	19,071	12,815	49,945	42,787
Gross Profit	13,813	9,546	35,812	33,190
Gross Profit Margin	72.4%	74.4%	71.7%	77.6%
Net loss[1]	(8,487)	(8,752)	(18,561)	(13,624)
Cash, cash equivalents and short-term deposits[2]	205,614	67,547	205,614	67,547
Net cash used in operating activities	(578)	(6,221)	(10,229)	(13,238)
Non-GAAP Financial Data
Adjusted EBITDA[3,4]	(2,728)	(7,165)	(9,147)	(11,774)
Loss per share[5,6]	(0.19)	(1.17)	(1.08)	(2.35)

_____________

1 The three and the nine months ended September 30 2021, include one-time issuance costs in the amount of $5,969 thousand (of which $3,396 thousand derived from Stock based compensation related to options’ vesting acceleration).

2 As of the last day of the period.

3 Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes , equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

4 The three and the nine months ended September 30, 2021 include one-time issuance costs in the amount of $2,100 thousand

5 The loss per share in the three and nine months ended September 30, 2021, is calculated as the net loss for of $8,487 thousand and $18,561 thousand, respectively excluding the one-time issuance cost of $5,969 thousand, resulting in a non-GAAP loss of $2,518 thousand and $12,592 thousand respectively, divided by the weighted average number of shares used in computing the net loss per ordinary share in the applicable period, 13,164 thousand and 11,673 thousand respectively.

6 Following the listing of the Company on the NYSE, the outstanding share count was 98,094 thousand (including 1,006 thousand ordinary shares subject to forfeiture).

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

ASSETS	September 30, 2021	December 31, 2020
CURRENT ASSETS Cash and cash equivalents	191,108	26,316
Short-term deposits	14,506	35,254
Trade accounts receivable	7,580	8,679
Inventories	7,622	3,159
Prepaid expenses and other current assets	4,245	2,969
TOTAL CURRENT ASSETS	225,061	76,377
LONG-TERM ASSETS:
Property and equipment, net	2,149	2,353
Other assets	524	435
TOTAL LONG-TERM ASSETS	2,673	2,788
TOTAL ASSETS	227,734	79,165
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND EQUITY (DEFICIT) CURRENT LIABILITIES	34,479[7]	11,164
LONG-TERM LIABILITIES:
Warrants liability	—	568
Forfeiture shares	4,485	—
Other long-term liabilities	38	45
TOTAL LONG-TERM LIABILITIES	4,523	613
TOTAL LIABILITIES	39,002	11,777
REDEEMABLE CONVERTIBILE PREFERRED SHARES	—	149,611
SHAREHOLDERS’ EQUITY (DEFICIT)	188,732	(82,223)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)	227,734	79,165

_____________

7 Include accrued issuance costs in the total amount of $22,148 thousand

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

REVENUES	19,071	12,815	49,945	42,787
COST OF REVENUES	(5,258)	(3,269)	(14,133)	(9,597)
GROSS PROFIT	13,813	9,546	35,812	33,190
OPERATING EXPENSES:
Research and development expenses	(10,631)	(13,448)	(31,985)	(33,892)
Sales and marketing expenses	(3,422)	(3,047)	(9,754)	(10,237)
General and administrative expenses[8]	(7,970)	(2,143)	(12,514)	(5,430)
TOTAL OPERATING EXPENSES	(22,023)	(18,638)	(54,253)	(49,559)
OPERATING LOSS	(8,210)	(9,092)	(18,441)	(16,369)
Financial income (expenses), net[9]	(227)	395	109	2,872
LOSS BEFORE INCOME TAXES	(8,437)	(8,697)	(18,332)	(13,497)
INCOME TAXES	(59)	(55)	(238)	(127)
LOSS AFTER INCOME TAXES	(8,496)	(8,752)	(18,570)	(13,624)
Equity in earnings of investee	9	-	9	-
NET LOSS	(8,487)	(8,752)	(18,561)	(13,624)
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE	(0.94)	(1.17)	(2.56)	(2.35)
WEIGHTED AVERAGE NUMBER OF SHARES	13,164,160	10,560,260	11,672,958	10,352,937
USED IN CALCULATION OF NET LOSS PER ORDINARY SHARE

_____________

8 The condensed consolidated statements of operations include issuance costs in the amount of $5,969 thousand ($5,496 thousand in General and administrative expenses and additional $473 thousand in Financial Income (expenses), net).

9 See footnote 8

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(18,561)	(13,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	787	799
Stock-based compensation	8,507	3,796
Exchange rate differences	414	(2,486)
Interest from short-term deposits	248	530
Changes in operating assets and liabilities:
Trade accounts receivable	1,099	769
Prepaid expenses and other current assets	(1,276)	(236)
Inventories	(4,463)	65
Long-term assets	(89)	24
Trade accounts payable	2,041	(390)
Accrued compensation	(928)	(2,717)
Other current liabilities	1,999	234
Other long-term liabilities	(7)	(2)
Net cash used in operating activities	(10,229)	(13,238)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(19,062)	(79,878)
Maturities of short-term deposits	39,547	98,449
Purchase of property and equipment	(583)	(806)
Net cash provided by investing activities	19,902	17,765
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeded from Transactions related to the Merger, net	154,301	-
Exercise of options	1,217	301
Net cash provided by financing activities	155,518	301
Effect of exchange rate changes on cash and cash equivalents	(399)	1,008
INCREASE IN CASH AND CASH EQUIVALENTS	164,792	5,836
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	26,316	15,556
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	191,108	21,392
SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	306	116
NON-CASH ACTIVITY
Unpaid issuance costs classified to APIC	20,203	-

Conversion of redeemable convertible preferred shares	150,179	-

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

Net loss[10]	(8,487)	(8,752)	(18,561)	(13,624)
Adjusted to exclude the following:
Financial income (expense), net	227	(395)	(109)	(2,872)
Income taxes	59	55	238	127
Equity in earnings of investee	(9)	-	(9)	-
Depreciation	265	277	787	799
Share-based compensation expenses	5,217	1,650	8,507	3,796
Adjusted EBITDA - before one-time issuance costs	(2,728)	(7,165)	(9,147)	(11,774)
One-time issuance costs	2,100	-	2,100	-
Adjusted EBITDA - after one-time issuance costs	(628)	(7,165)	(7,047)	(11,774)

_____________

10 The nine months ended September 30, 2021 Include one-time issuance costs in the amount of $5,969 thousand (of which $3,396 thousand derived from Stock based compensation related to options’ vesting acceleration).

For more information, please contact:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor